1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

PHILIP T. HINKLE

philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

June 10, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management

Disclosure Review and Accounting Office
100 Pearl Street, Suite 20-100
New York, NY 10004
Attn: Ms. Mindy Rotter

Re:	Sound Point Meridian Capital, Inc. (File Nos. 333-272541 and 811-23881)

Dear Ms. Rotter:

This letter responds to oral comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on June 7, 2024, in connection with your review of (1) the amended registration statement on Form N-2 (the “Registration Statement”) for Sound Point Meridian Capital, Inc. (formerly, Sound Point Meridian Capital, LLC) (the “Fund”) filed with the SEC on May 29, 2024, and (2) the responses and changes discussed in the letter filed on June 6, 2024. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf.

The Fund will file a Pre-Effective Amendment to its Registration Statement (the “Amended Registration Statement”), which will reflect the disclosure changes discussed below and reflected in Appendices A-1 and A-2 hereto. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Fund, set forth below are the comments of the Staff along with our responses to or any supplemental explanations of such comments, as requested.

1. Comment: Please confirm in correspondence that the bracketed information included in footnote 1 to the fee table will be provided in the Amendment Registration Statement. Please provide the revised disclosure in correspondence.

Response: The Fund confirms that it will update footnote 1 to the fee table in the Amended Registration Statement as indicated in Appendix A-1 hereto. The Fund respectfully notes that the dollar values in footnote 1 will be omitted in reliance on Rule 430A(a) under the Securities Act of 1933.

June 10, 2024 Page 2

2. Comment: Please confirm in correspondence that the following disclosure will be removed from the footnote to the expense example: “would either not be payable or would have an insignificant impact on the expense amount shown above.”

Response: The Fund confirms that it will update the footnote to the expense example as indicated in Appendix A-2 hereto.

*       *       *

Should you have any questions or comments, please contact me at 202.261.3460.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

June 10, 2024 Page 3

Appendix A-1

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in shares of our common stock will bear directly or indirectly. The expenses shown in the table under “Annual Expenses” are based on estimated amounts for our first full year of operations and assume that we incur leverage in an amount up to approximately 27.4% of our total assets (as determined immediately after the leverage is incurred) and that we issue 3,750,000 shares of common stock in this offering at an assumed public offering price of $20.00 per share (which price is equal to our NAV per share of common stock as of the date of this prospectus). If we issue fewer shares of common stock, all other things being equal, these expenses would increase as a percentage of net assets attributable to our common stock. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown.

Stockholder Transaction Expenses (as a percentage of the offering price):
Sales load	0.00	%(1)
Offering expenses	~~0.14~~0.08	%(2)
Dividend reinvestment plan expenses	0.00	(3)
Total stockholder transaction expenses	~~0.14~~0.08%
Annual Expenses (as a percentage of net assets attributable to common stock):
Base management fee	1.92	%(4)
Incentive fee	3.64	%(5)
Interest payments on borrowed funds	~~2.81~~2.80	%(6)
Other expenses	0.75	%(7)
Total annual expenses	~~9.12~~9.11%

(1)	The Adviser or its affiliates will pay the full amount of the sales load of $~~[ ]~~  per share of common stock issued in connection with this public offering (excluding shares sold to our board of directors, the Adviser, its affiliates, employees of the Adviser and its affiliates and certain other persons if agreed with the underwriters) and an additional fee for structuring the syndicate equal to ~~[ ]~~0.75% of the gross proceeds, ~~which, assuming~~excluding proceeds from certain investors and their affiliates, plus (2) 0.50% of the gross proceeds raised from those certain investors and their affiliates, subject to a maximum fee of $250,000 on such gross proceeds. Assuming the issuance of ~~[ ]~~3,750,000 shares ~~to the relevant investors~~ in connection with this offering, the sales load and the structuring fee may be up to an aggregate amount of $~~[ ]~~ . Because the sales load ~~is~~and the structuring fee are paid solely by the Adviser or its affiliates (and not by us), ~~it is~~is the sales load and the structuring fee are not reflected in the table above and will not reduce the NAV per share of our common stock. See “Underwriting.”

(2)	Amount reflects offering expenses of $~~550,000~~300,000. The Adviser has agreed that it or its affiliates will pay any remaining amounts. The Adviser or its affiliates will also pay all of our organizational expenses. The aggregate organizational expenses (excluding the sales load) are estimated to be approximately $580,000. In addition, the Adviser or its affiliates may be responsible for reimbursement of up to $50,000 of the underwriters’ costs and expenses.

(3)	The expenses of administering the DRIP are included in “other expenses.” If a participant elects by written notice to the DRIP administrator prior to termination of his or her account to have the DRIP administrator sell part or all of the shares held by the DRIP administrator in the participant’s account and remit the proceeds to the participant, the DRIP administrator is authorized to deduct a $0.03 per share brokerage commission from the proceeds. See “Dividend Reinvestment Plan.”

June 10, 2024 Page 4

(4)	We have agreed to pay the Adviser as compensation under the Investment Advisory Agreement a base management fee at an annual rate of 1.75% of our Total Equity Base which is calculated and payable quarterly in arrears. “Total Equity Base” means the net asset value attributable to the common stock (prior to the application of the base management fee or incentive fee) and the paid-in or stated capital of the preferred interests in us (howsoever called), if any.

The figure shown in the table above reflects our assumption that we incur leverage in an amount up to approximately 27.4% of our total assets (as determined immediately after the leverage is incurred). These base management fees are indirectly borne by holders of our common stock and are not borne by the holders of preferred stock, if any, or the holders of any other securities that we may issue. See “The Adviser and the Administrator — Investment Advisory Agreement — Base Management Fee and Incentive Fee.”

(5)	We have agreed to pay the Adviser as compensation under the Investment Advisory Agreement a quarterly incentive fee equal to 20% of our Pre-Incentive Fee Net Investment Income for the immediately preceding calendar quarter, subject to a quarterly preferred return, or hurdle, of 2.00% (8.00% annualized) and a catch-up feature. Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. No incentive fee is payable to the Adviser on capital gains whether realized or unrealized. The incentive fee is paid to the Adviser as follows:

●	no incentive fee in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed 2.00%;

●	100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than 2.50% in any calendar quarter (10.00% annualized). We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the hurdle but is less than 2.50%) as the “catch-up.” The “catch-up” is meant to provide the Adviser with 20% of our Pre-Incentive Fee Net Investment Income as if a hurdle did not apply if this net investment income meets or exceeds 2.50% in any calendar quarter; and

●	20% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.50% in any calendar quarter (10.00% annualized) is payable to the Adviser (that is, once the hurdle is reached and the catch-up is achieved, 20% of all Pre-Incentive Fee Net Investment Income thereafter is paid to the Adviser).

●	For a more detailed discussion of the calculation of this fee, see “The Adviser and the Administrator — Investment Advisory Agreement — Base Management Fee and Incentive Fee.” We estimate annual incentive fees payable to the Adviser during our first year of operation to equal 3.64% based on the historical performance of our initial portfolio and our estimation of the use of the proceeds of this offering.

(6)	Assumes that we incur borrowings in an amount up to 27.4% of our total assets (as determined immediately after the borrowing is incurred) with an assumed interest rate of 8.70% per annum, based on current market rates.

June 10, 2024 Page 5

(7)

Investors will bear indirectly the fees and expenses (including management fees and other operating expenses) of the CLO equity securities in which we invest.

CLO collateral manager fees are charged on the total assets of a CLO but are assumed to be paid from the residual cash flows after interest payments to the CLO debt tranches. Therefore, these CLO collateral manager fees (which generally range from 0.35% to 0.50% of a CLO’s total assets) are effectively much higher when allocated only to the CLO equity tranche.

Other operating expenses include an estimate of trustee fees and administrative CLO expenses. These amounts can vary but run in the annual range of 0.04% to 0.07% of a CLO’s total assets.

The indirect expenses described above that are associated with our CLO equity investments are not included in the fee table presentation, but if such expenses were included in the fee table presentation then our total annual expenses would have been 9.61% - 9.79% (assuming investment of all of the proceeds of this offering in CLO equity investments).

In addition, CLO collateral managers may earn fees based on a percentage of the CLO’s equity cash flows after the CLO equity has earned an internal rate of return above a specified “hurdle” rate. Future CLO fees and expenses indirectly borne by us may be substantially higher because of these fees, which may fluctuate over time.

June 10, 2024 Page 6

Appendix A-2

Example

The following example is furnished in response to the requirements of the SEC and illustrates the various costs and expenses that you would pay, directly or indirectly, on a $1,000 investment in shares of our common stock for the time periods indicated, assuming (1) combined offering expenses payable by us of ~~0.14~~0.08%, (2) total annual expenses of ~~9.12~~9.11% of net assets attributable to our common stock and (3) a 5% annual return*:

	1 year		3 years		5 years		10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	~~93~~92	$	~~264~~263	$	~~421~~420	$	~~761~~760

*	The example should not be considered a representation of future returns or expenses, and actual returns and expenses may be greater or less than those shown. The estimated incentive fee of 3.64% under the Investment Advisory Agreement, which~~, assuming~~ assumes a 5.0% annual return~~, would either not be payable or would have an insignificant impact on the expense amount shown above~~, is included in the example. The example assumes that the estimated “other expenses” set forth in the Annual Expenses table are accurate, and that all dividends and distributions are reinvested at NAV. Our actual rate of return may be greater or less than the hypothetical 5% return shown in the example.